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02042257

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME St. Jude Resources Ltd

*CURRENT ADDRESS

PROCESSED

JUL 15 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4014

FISCAL YEAR 1-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dw

DATE : 2/1/02

Consolidated Financial Statements of

ST. JUDE RESOURCES LTD.

Years ended January 31, 2002 and 2001

ST. JUDE RESOURCES LTD.

Consolidated Financial Statements

Years ended January 31, 2002 and 2001

KPMG LLP
Chartered Accountants
10125 – 102 Street
Edmonton AB T5J 3V8
Canada

Telephone (780) 429-7300
Telefax (780) 429-7379
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of St. Jude Resources Ltd. as at January 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Edmonton, Canada
March 8, 2002

ST. JUDE RESOURCES LTD.

Consolidated Balance Sheets

January 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and short-term deposits (note 2)	$ 2,870,864	$ 5,688,531
Accounts receivable	16,335	48,824
Income taxes recoverable	14,604	1,928
Prepaid expenses	9,674	9,675
	2,911,477	5,748,958
Mineral and petroleum and natural gas properties (note 3)	13,603,122	11,064,319
Loans receivable (note 4)	1,588,511	2,934,245
Equipment (note 5)	254,449	247,559
Less accumulated amortization	(194,717)	178,211
	59,732	69,348
	$ 18,162,842	$ 19,816,870
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 301,769	$ 19,392
Income and capital taxes payable	43	–
	301,812	19,392
Shareholders' equity:		
Share capital (note 6)	24,073,791	24,073,791
Deficit	(6,212,761)	(4,276,313)
	17,861,030	19,797,478
Subsequent events (notes 4, 6 and 12)		
Commitments (notes 3 and 7)		
	$ 18,162,842	$ 19,816,870

See accompanying notes to consolidated financial statements.

On behalf of the Board:

_______________ Director

_______________ Director

ST. JUDE RESOURCES LTD.

Consolidated Statements of Operations and Deficit

Years ended January 31, 2002 and 2001

	2002	2001
Expenses:		
Consulting fees	$ 256,018	$ 62,780
Management fees (note 9)	210,000	210,000
Wages and employee benefits	134,312	108,369
Rent	79,259	72,250
Travel	58,504	37,852
Office	44,917	33,001
Professional fees	40,098	31,648
Administration costs	27,344	27,421
Exploration costs	26,419	157,775
Amortization	16,506	26,099
Promotion and advertising	15,059	6,030
Bank charges and interest	6,072	3,782
Capital taxes (recovered)	30	(3,893)
Investor communications	2,812	3,357
	917,350	776,471
Other income (expense):		
Consulting revenue	115,432	–
Non-controlling interest in deficit of subsidiary	–	49
Interest	187,256	526,049
Write-down of loan receivable	(1,587,300)	–
Foreign exchange gain	271,686	282,689
	(1,012,926)	808,787
Income (loss) before income taxes	(1,930,276)	32,316
Current income taxes	6,172	4,680
Net income (loss)	(1,936,448)	27,636
Deficit, beginning of year	(4,276,313)	(4,303,949)
Deficit, end of year	$ (6,212,761)	$ (4,276,313)
Basic income (loss) per common share	$ (0.132)	$ 0.0019
Diluted income (loss) per common share	$ (0.132)	$ 0.0017
Weighted average number of common shares	14,696,188	14,696,188

See accompanying notes to consolidated financial statements.

ST. JUDE RESOURCES LTD.

Consolidated Statements of Cash Flows

Years ended January 31, 2002 and 2001

	2002	2001
Cash provided by (used in):		
Operations:		
Net income (loss) (note 11)	$ (1,936,448)	$ 27,636
Adjustment for:		
Amortization	16,506	26,099
Write-down of loan receivable	1,587,300	–
Change in non-cash operating working capital:		
Accounts receivable	32,489	(13,069)
Prepaid expenses	1	–
Income and capital taxes payable	(12,633)	(15,156)
Accounts payable and accrued liabilities	31,588	(44,249)
	(281,197)	(18,739)
Investments:		
Loans receivable	(241,566)	(2,934,245)
Additions to mineral and petroleum and natural gas properties	(2,288,014)	(802,589)
Additions to equipment	(6,890)	(6,279)
	(2,536,470)	(3,743,113)
Decrease in cash	(2,817,667)	(3,761,852)
Cash and term deposits, beginning of year	5,688,531	9,450,383
Cash and term deposits, end of year	$ 2,870,864	$ 5,688,531

See accompanying notes to consolidated financial statements.

General and Nature of Operations

The Company is incorporated under the Canada Business Corporations Act. The Company's principal operations consist of investments in mineral and petroleum and natural gas properties. The Company is in the process of exploring its properties and has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral and petroleum and natural gas properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying claims, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

1. **Significant accounting policies:**

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company's 51% owned subsidiary, i to i logistics inc. and its wholly-owned subsidiary.

(b) Mineral and petroleum and natural gas properties:

Mineral and petroleum and natural gas properties are carried at cost less the amount of government grants received. Cost includes the acquisition cost of the properties and claims and related exploration and development costs. The costs will be amortized on the unit-of-production basis once production commences or will be written off if the property is sold or abandoned. The carrying values of the properties do not necessarily reflect their present or future values.

Exploration costs are charged against income in the year in which they are incurred unless they relate to specific areas having indicated potential reserves.

(c) Equipment:

Equipment is stated at cost. Amortization is provided using the following methods and annual rates:

Asset	Basis	Rate
Geophysical equipment	Straight-line	3 Years
Office equipment	Declining balance	20%
Computer hardware	Declining balance	30%
Drilling equipment	Declining balance	20%
Leasehold improvements	Straight-line	5 Years

1. Significant accounting policies, continued:

(d) Stock-based compensation plan:

The Company does not have a formal stock based compensation plan [see note 6(b)]. No compensation expense is recognized when stock or stock options are issued to directors or employees. Any consideration paid by directors or employees on exercise of stock options is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying value of the amount cancelled is charged to deficit.

(e) Income taxes:

The Company follows the liability method of accounting for income taxes.

(f) Foreign currency:

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

2. Cash and short-term deposits:

	2002	2001
Canadian:		
Cash	$ 4,411	$ 68,280
Short-term deposits	–	494,257
U.S.:		
Cash (U.S. $1,805,867; $42,574 in 2001)	2,866,453	63,860
Short-term deposits (U.S. $nil; $3,374,756 in 2001)	–	5,062,134
	$ 2,870,864	$ 5,688,531

3. Mineral and petroleum and natural gas properties:

	Balance January 31, 2000	Expenditures	Balance January 31, 2001	Expenditures	Balance January 31, 2002
(a) Mineral properties:					
Uchi Lake, Ontario:					
Acquisition costs	$ 12,000	$ –	$ 12,000	$ –	$ 12,000
Exploration costs	374,906	10,842	385,748	–	385,748
	386,906	10,842	397,748	–	397,748
Hwini-Butre, Ghana:					
Exploration costs	9,874,824	417,856	10,292,680	1,177,134	11,469,814
Benso, Ghana:					
Acquisition costs	–	45,600	45,600	–	45,600
Exploration costs	–	328,291	328,291	1,083,869	1,412,160
	–	373,891	373,891	1,083,869	1,457,760
	10,261,730	802,589	11,064,319	2,261,003	13,325,322
(b) Petroleum and natural gas property:					
Cold Lake, Alberta					
Acquisition costs	–	–	–	277,800	277,800
	$10,261,730	$ 802,589	$11,064,319	$2,538,803	$13,603,122

(a) As of January 31, 2002, there has been no commercial production from the Company's Uchi Lake mineral claims in the Earngey Township in the Red Lake Mining Division in the District of Kenora, Ontario. When mining begins, the Company will pay a 2.5% royalty interest on net smelter returns related to commercial production.

3. Mineral and petroleum and natural gas properties, continued:

(b) The Company has entered into an agreement with Hwini-Butre Minerals Ltd. for the right to prospect for gold and all other precious base minerals in respect of land situated in Ghana (the Hwini-Butre Concession). No acquisition costs were incurred for this right to prospect and the Company earns its interest in the property by conducting exploration and bringing the prospect to the feasibility stage of production. The Company currently holds a 49% interest in the property. The agreement gives the Company the right to purchase a further 16% interest in the property by paying to the vendors an additional $800,000 U.S. If the property is brought into commercial production, expenditures will be shared proportionately between the participants unless the vendor decides not to participate. The vendor's interest will then convert to a 12.5% carried interest or a 6% profit interest, at the vendor's option.

(c) The Company has entered into an agreement with Fairstar Explorations Inc. for the right to prospect for gold and all other precious base minerals in respect of land situated in Ghana (the Benso Concession). The agreement gives the Company the right to acquire up to a 60.125% interest in the property by carrying out sufficient exploration, evaluation and analysis to produce a feasibility report demonstrating that the property is economically viable. Provided that the Company performs its obligations, a joint venture will be created and the property will be assigned to a new Ghanaian company. The shareholding in the joint venture company will reflect the respective interest of the parties as follows:

St. Jude Resources Ltd.	60.125%
Fairstar Explorations Inc.	22.375%
Government of Ghana (carried interest)	10%
Architect Co. – Partners (carried interest)	7.5%

(d) During the year, the Company acquired a 50% interest in five sections of petroleum and natural gas properties located near Cold Lake, Alberta. The remaining 50% interest in these petroleum and natural gas properties is owned by Markedon Energy Ltd., a company owned by a director of St. Jude Resources Ltd. The Company and Markedon's interests are subject to the standard Alberta crown royalty together with a sliding scale royalty to 935501 Alberta Ltd., an unrelated third party which converts to a working interest between 11.6% and 35% after payout.

4. Loans receivable:

In 2001, the Company entered into an agreement with MGB Plastics Inc. (MGB) in order to secure the right to acquire up to 50.1% of MGB by December 31, 2001. As part of this agreement, the Company agreed to advance up to $4 million U.S. to MGB in the form of a non-interest bearing demand loan. As the Company elected to waive its right to acquire shares of MGB, the demand loan will bear interest at the rate of 7.5% per annum, compounded semi-annually from the date of demand.

On February 12, 2002, the Company entered into an agreement with Abbey Holdings Inc., the sole shareholder of MGB, to acquire an option to purchase 50.1% of the shares of MGB and a promissory note receivable from MGB in the amount of $3,119,130 U.S. Consideration paid for this share purchase option and the promissory note receivable was $500,000 U.S.

5. Equipment:

			2002
	Cost	Accumulated amortization	Net book value
Geophysical equipment	$ 116,975	$ 116,975	$ –
Office equipment	93,055	55,703	37,352
Computer hardware	17,661	6,662	10,999
Drilling equipment	18,351	9,492	8,859
Leasehold improvements	8,407	5,885	2,522
	$ 254,449	$ 194,717	$ 59,732

			2001
	Cost	Accumulated amortization	Net book value
Geophysical equipment	$ 116,975	$ 116,975	$ –
Office equipment	94,318	46,415	47,903
Computer hardware	9,508	3,340	6,168
Drilling equipment	18,351	7,278	11,073
Leasehold improvements	8,407	4,203	4,204
	$ 247,559	$ 178,211	$ 69,348

6. **Share capital:**

(a) Issued shares:

	2002	2001
Authorized:		
Unlimited Class A common voting shares without par value		
Unlimited Class B common non-voting shares without par value		
Issued:		
14,696,188 Class A common voting shares	$ 24,073,791	$ 24,073,791

(b) Options:

The Company does not have a formal stock option plan. The Board of Directors makes a recommendation annually concerning any stock options to be granted to the shareholders. Stock options require the approval of the regulators.

	Number of shares	Weighted average exercise price
Outstanding, end of 2000	1,343,000	$ 0.91
Cancelled	(1,343,000)	(0.91)
Granted	1,460,000	0.45
Outstanding, end of 2001	1,460,000	$ 0.45

	Number of shares	Weighted average exercise price
Outstanding, end of 2001	1,460,000	$ 0.45
Cancelled	(360,000)	(0.45)
Granted	–	
Outstanding, end of 2002	1,100,000	$ 0.45

6. Share capital, continued:

(b) Options, continued:

The following table summarizes information about the stock options outstanding at January 31, 2002:

	Exercise price	Number of options outstanding and exercisable	Weighted average remaining life	Expiry date	Weighted average exercise price
Directors' options	$ 0.45	830,000	3.42 years	June 28, 2005	$ 0.45
Employee options	0.45	270,000	3.42 years	June 28, 2005	0.45

Subsequent to year end, all directors' and employee options exercisable at $0.45 per share were cancelled. On February 12, 2002, the following options were granted:

	Number of options outstanding and exercisable	Weighted average remaining life	Expiry date	Exercise price
Directors' options	880,000	5 years	Feb. 12, 2007	$ 0.21
Employee options	580,000	5 years	Feb. 12, 2007	0.21

7. Commitments:

(a) On August 31, 1997, the Company entered into a five year operating lease for premises. Minimum annual lease payments remaining under the lease are as follows:

2003	$ 44,289

(b) On July 1, 1997 the Company entered into a five year agreement with Bluestar Management Inc., a company owned by the President of St. Jude Resources Ltd., to acquire management services for $17,500 per month to July, 2002.

8. Future income taxes:

Income tax expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 44.6% (2001 – 44.6%) to pre-tax income (loss) as a result of the following:

	2002	2001
Income (loss) before income taxes	$ (1,930,276)	$ 32,316
Expected income tax expense (recovery) at basic rate	$ (860,903)	$ 14,413
Non-taxable portion of foreign exchange gain	(60,586)	(1,392)
Non-deductible portion of write-down of loan receivable	392,919	–
Non-deductible meals and entertainment expenses	345	498
Large corporations tax	6,172	4,680
Increase in valuation allowance provided with respect to future tax assets arising in current year:		
Losses carried forward for income tax purposes	387,739	(95,527)
Excess tax basis of loans receivable	392,919	–
Unrealized foreign exchange gain	(60,586)	–
Expiry of share issue costs	(210,992)	–
Other	19,145	82,008
	$ 6,172	$ 4,680

8. Future income taxes, continued:

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are presented below:

	2002	2001
Future tax assets:		
Non-capital losses carried forward	$ 1,556,946	$ 1,284,298
Undepreciated capital cost in excess of net book value	123,356	116,469
Share issue costs	219	211,211
Excess tax basis of loans receivable	392,919	–
Other	1,053	1,053
Total gross future assets	2,074,493	1,613,031
Less valuation allowance	(1,984,007)	(1,571,348)
	90,486	41,683
Future tax liabilities:		
Net book value of mineral properties in excess of tax pools	(29,900)	(41,683)
Unrealized foreign exchange gain	(60,586)	–
Net future tax asset	$ –	$ –

The Company and its subsidiaries have accumulated losses carried forward for income tax purposes of $3,490,910 which can be applied against future years' taxable income. These losses will expire as follows:

2003	$ 372,717
2004	242,101
2005	567,807
2006	508,661
2007	568,590
2008	361,664
2009	869,370
	$ 3,490,910

9. Related party transactions:

During the year, the following amount was paid for management services to a company controlled by the President of St. Jude Resources Ltd.:

	2002	2001
Bluestar Management Inc.	$ 210,000	$ 210,000

This transaction is in the normal course of operations and is measured at the exchange amount of consideration established and agreed to by the related parties.

10. Fair value of financial assets and financial liabilities:

The carrying value of cash and short-term deposits, accounts receivable and accounts payable and accrued liabilities approximates their fair values due to the short-term to maturity of these financial assets and liabilities. It is not practicable to estimate the fair value of the loans receivable.

11. Supplementary information to the Statements of Cash Flows:

	2002	2001
Interest received	$ 186,879	$ 517,305
Income and capital taxes paid	20,748	15,943
Income and capital taxes refunded	2,023	–

12. Subsequent event:

On February 12, 2002, the Company entered into an agreement in principle for a private placement of $651,000 in exchange for 3.1 million units at $0.21 per unit. Each unit consists of one share and a two year non-transferable share purchase warrant. Each warrant is exercisable for one additional share at $0.28 per share. This private placement is subject to the approval of the Canadian Venture Exchange.

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the Shareholders of St. Jude Resources Ltd. (the "Corporation") will be held at the Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada, on Tuesday, July 30, 2002, at the hour of 10:00 A.M., local time, for the following purposes:

1. To receive and consider the financial statements of the Corporation for the fiscal year ended January 31, 2002, together with the auditors' report thereon.
2. To receive the report of the directors of the Corporation.
3. To elect directors for the ensuing year.
4. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration.
5. To consider amendments to or variations of any matter identified in this Notice.
6. To transact such other business as may properly come before the Meeting.

The financial statements for the fiscal year ended January 31, 2002, together with the auditors' report thereon, form part of the Management Proxy Circular of the Corporation which accompanies this Notice.

Any ***Registered Shareholder*** who is unable to attend the Meeting in person is entitled to be represented by proxy and is requested, after referring to the pertinent sections of the accompanying Management Proxy Circular, to date and sign the enclosed form of proxy, returning it in the envelope enclosed to the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, #1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1, or be delivered at the Meeting to the Secretary of the Corporation or the Chairman of the Meeting prior to the start of the Meeting.

Any ***Non-Registered Shareholder*** of the Corporation who receives these materials through a broker or through another intermediary, must complete and return the materials in accordance with the instructions provided by your broker or by the other intermediary.

A proxyholder need not be a shareholder of the Corporation. A proxy will not be valid unless it is deposited at the Corporation's registrar and transfer agent at the above address, or at the office of St. Jude Resources Ltd., not less than 48 hours (excluding, Saturdays, Sundays, and holidays) before the person named therein purports to vote in respect thereof.

DATED this 12th day of June, 2002.

BY ORDER OF THE BOARD:

MICHAEL A. TERRELL,
President & CEO

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

MANAGEMENT PROXY CIRCULAR

AS AT JUNE 12, 2002

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF ST. JUDE RESOURCES LTD. (THE "CORPORATION") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD ON JULY 30, 2002, AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. THIS SOLICITATION WILL BE PRIMARILY BY MAIL. ALL COSTS OF THIS SOLICITATION ARE TO BE BORNE BY THE CORPORATION.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors or officers of the Corporation. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OR ONE OR MORE ALTERNATIVE PROXYHOLDERS TO ATTEND AND ACT AT THE MEETING OR ANY ADJOURNMENTS THEREOF IN THE PLACE OF THE PERSONS SPECIFIED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE SPECIFIED PERSONS AND INSERTING THE NAME OF THE SHAREHOLDER'S NOMINEE(S) IN THE SPACE PROVIDED OR BY COMPLETING ANOTHER APPROPRIATE FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE FORM OF PROXY TO THE CIBC MELLON TRUST COMPANY, #1600, 1066 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6E 3X1, AT LEAST 48 HOURS BEFORE THE MEETING.

The form of proxy must be signed by the shareholder, or by his or her attorney authorized in writing. A shareholder who has given a proxy may revoke it by an instrument in writing, executed by the shareholder or his or her attorney authorized in writing, and delivered either to the head office of the Corporation at any time up to and including the last business day before the day of the Meeting or, if adjourned, any reconvening thereof. A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

VOTING OF PROXIES

On any ballot that may be called for, shares represented by properly executed proxies in favour of the persons named in the enclosed form of proxy, will be voted for, or against, or withheld from voting in accordance with the specifications made therein. **If no choice is specified in the proxy, the person designated in the accompanying form of proxy will vote "for" the resolution(s) and in favour of all other matters proposed by management at the Meeting and as described in the Notice of Meeting.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting. As of the date of this Circular, management of the Corporation is not aware of any such amendment, variation or other matter to come before the Meeting other than those referred to in the accompanying Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

VOTING SHARES

As of June 12, 2002, the Corporation had outstanding 17,796,188 fully paid and non-assessable common shares, each share carrying the right to one vote. The directors of the Corporation have established June 12, 2002, as the record date for the Meeting. Only holders of common shares on such date ("shareholders") or a duly appointed proxyholder will be entitled to vote at the Meeting or any adjournments thereof. Every resolution to be placed before the shareholders at the meeting will be an ordinary resolution requiring a simple majority of the votes cast at the meeting for approval.

To the knowledge of the directors and senior officers of the Corporation, the only persons or corporations that beneficially own, directly or indirectly, shares carrying more than 10% of the votes attached to the issued shares of the Corporation are:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
	NIL	

ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Corporation must have not less than one, nor more than fifteen directors. It is proposed that three directors be elected at the Meeting and that the persons named below be nominated for election as directors.

The term of office of each of the present directors expires at the meeting. The persons named below will be presented for election at the meeting as management's nominees. Each director elected will hold office until the next annual meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Corporation or the provisions of the Act.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of shares of the Corporation beneficially owned by each, directly or indirectly, as at June 12, 2002:

Name, Position, Country of Residence (1)	Principle Occupation or Employment (1)	Period a Director of the Corporation	Shares Beneficially Owned, Directed or Controlled (1)
Michael A. Terrell President and Chief Executive Officer Director Canada	Barrister and Solicitor; President and CEO of St. Jude Resources Ltd.	July 7, 1987 to date	1,428,905
D. Mark Eilers Director Canada	Professional Engineer, President of Markedon Energy Ltd.	March 1, 1988 to date	5,500
Chris A. Bennett Director Canada	Director of Mine / Mill Technology, Minnovex Technologies Inc.	March 1, 1988 to date	95,617

(1) The information as to country of residence, principal occupation or employment and shares beneficially owned is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

COMMITTEES OF THE BOARD

The corporation has an Audit Committee comprised of the following members:

- Michael A. Terrell;
- D. Mark Eilers;
- Chris A. Bennett.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No director or senior officer, present or nominated, or person who has been a director or senior officer since the beginning of the Corporation's last financial year, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors and the approval and ratification of incentive stock options granted to directors and employees of the Corporation.

EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

The Corporation's sole executive officer is Michael A. Terrell, President and Chief Executive Officer. Prior to July 1997, no remuneration was paid to the President and Chief Executive Officer, or any other officers of the Corporation in their capacities as such.

The following table sets forth all information concerning the compensation earned during the last completed financial year by the Corporation's Chief Executive Officer. There are no other executive officers of the Corporation whose earnings exceed $100,000 during the last completed financial year:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Financial Year Ended January 31st	Annual Compensation			Long Term Compensation			All other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts	
Michael A. Terrell, President & CEO	2002 2001 2000	210,000[(1)] 210,000[(1)] 210,000[(1)]	nil nil nil	nil nil nil	nil 730,000 nil	nil nil nil	nil nil nil	nil nil nil

(1) Salary paid to Bluestar Management Inc.

Pursuant to an agreement dated July 1, 1997, Bluestar Management Inc. ("Bluestar") is paid the sum of $17,500.00 per month. Bluestar is responsible for the general administration and management of the Corporation on a daily basis, together with such other duties and responsibilities as the directors of the Corporation may from time to time determine. The agreement is for a term of five (5) years. The principal of Bluestar Management is Michael A. Terrell, the President and Chief Executive Officer of the Corporation.

During the Corporation's last financial year, the Corporation did not pay any cash compensation to its directors in their capacities as such.

The Corporation does not have any long term incentive plans.

The Corporation does not provide retirement benefits for directors or executive officers.

The Corporation does not have any "plans" pursuant to which cash or non-cash compensation was paid or distributed to executive officers during its last completed financial year, or is proposed to be paid or distributed in a subsequent year.

The following table sets forth the individual grants of options to purchase common shares during the fiscal year ending January 31, 2002, in respect of the President and Chief Executive Officer:

OPTION GRANTS

Name	Financial Year	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiry Date
No grants	2002	-	-	-	-	-

The following table sets forth the incentive stock options to purchase common shares exercised and held during the fiscal year ending January 31, 2002, in respect of the President and Chief Executive Officer:

AGGREGATED OPTION EXERCISES AND OPTION VALUES

Name	Financial Year	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at F.Y. End (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at F.Y. End ($) Exercisable
Michael A.Terrell	2002	Nil	-	730,000	nil

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

With the exception of the Management Agreement with Bluestar Management Inc. referred to in the preceding section above, none of the insiders of the Corporation, nor any proposed nominee for election as director, nor any associate or affiliate of said persons, has had any material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries since the commencement of the Corporation's last financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the corporation, proposed nominees for directors if same are to be elected, or associates or affiliates of said person, have been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

APPOINTMENT OF AUDITORS

KPMG, Chartered Accountants, 10125 - 102 Street, Edmonton, Alberta, T5J 3V8, will be nominated at the Meeting for reappointment as auditors of the Corporation at a remuneration to be fixed by the directors. KPMG have been the auditors of the Corporation since 1988.

OTHER BUSINESS

Management is not aware of any matter to come before the meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of Proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

THE CONTENTS AND THE SENDING OF THIS MANAGEMENT PROXY CIRCULAR HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS OF THE CORPORATION.

Dated: June 12, 2002.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL
President and C.E.O.

ST. JUDE RESOURCES LTD.

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ST. JUDE RESOURCES LTD. (THE "CORPORATION") FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON TUESDAY, JULY 30, 2002.

The undersigned, a registered shareholder of the Corporation, hereby appoints MICHAEL A. TERRELL, President and a director of the Corporation, or failing him, ______________________________ ______________________________, as Proxy, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at the Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, Canada, on Tuesday, July 30, 2002, at 10:00 A.M., local time, and at any adjournments thereof and directs the nominee to vote or abstain from voting his shares in the manner indicated below:

1. **ELECTION OF DIRECTORS:**

The nominees proposed by management of the Corporation are:

Michael A. Terrell:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of Michael A. Terrell, as a director of the Corporation.

D. Mark Eilers:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of D. Mark Eilers, as a director of the Corporation.

Chris A. Bennett:

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of Chris Bennett, as a director of the Corporation.

2. **AUDITORS:**

VOTE FOR ☐
WITHHOLD VOTE ☐
on the appointment of KPMG, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the directors.

3. Upon any amendment to or variation of any matter identified in the Notice of Annual Meeting.

4. Upon any other matter that might properly come before such meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ______________________________, 2002.

NUMBER OF SHARES

____
(Please print name here)

VoiD
____
Signature of Shareholder

If this proxy is not dated in the space provided above, it will be deemed to bear the date on which it was mailed by or on behalf of management of the Corporation.

A PROXY WILL NOT BE VALID UNLESS THE FORM OF PROXY IS DULY EXECUTED AND DELIVERED TO THE CIBC MELLON TRUST COMPANY, #1600, 1066 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6E 3X1, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE MEETING AT WHICH THE PERSON NAMED THEREIN PURPORTS TO VOTE IN RESPECT THEREOF.

Joint owners should each sign the proxy and where the proxy is signed by a corporation, either its common seal must be affixed to the proxy, or it should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the proxy.

EACH HOLDER OF COMMON SHARES HAS THE RIGHT TO APPOINT A PROXYHOLDER OR ONE OR MORE ALTERNATIVE PROXYHOLDERS TO ATTEND AND ACT AT THE MEETING OR ANY ADJOURNMENTS THEREOF OTHER THAN THE PERSONS SPECIFIED ABOVE. Such right may be exercised by striking out the name of the specified persons and inserting the name of the holder's nominee(s) in the space provided, or by completing another appropriate form of proxy and, in either case, delivering the form of proxy as set out in the preceding paragraph.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and where a choice with respect to any matter to be acted on is specified, the shares will be voted on any ballot in accordance with such specification. This proxy confers discretionary authority with respect to matters, other than the election of directors or appointment of auditors, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given and with respect to other matters that may properly come before the meeting. If no instruction is given with respect to any particular matter referred to therein, the shares represented by this proxy will be voted in favour of the particular matter.

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

(Previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC, V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

02 JUN 27 AM 11:01

ISSUER DETAILS:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
St. Jude Resources Ltd.	January 31, 2002	May 24, 2002
ISSUER'S ADDRESS	ISSUER'S FAX NO.	ISSUER'S TELEPHONE NO.
#200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6	(604) 940 - 6566	(604) 940 - 6565
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS	
stjude@dccnet.com		
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Michael A. Terrell	President and C.E.O.	(as above)

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	Michael A. Terrell	May 24, 2002
DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	D. Mark Eilers	May 24, 2002

QUARTERLY AND YEAR END REPORT: FORM 51 - 901F (Continued)
For the Fiscal Year Ending January 31, 2002

(SCHEDULE "A") **FINANCIAL INFORMATION**

Please find enclosed the company's Annual Audited Financial Statements, which include:

- Consolidated Balance Sheets;
- Consolidated Statements of Operations and Deficit;
- Consolidated Statements of Cash Flows.

(SCHEDULE "B") **SUPPLEMENTARY INFORMATION**
(As at January 31, 2002)

Securities: There were no shares issued during the quarter in question.

DATE	# OF SHARES	TYPE OF ISSUE	PRICE PER SHARE ($)	CONSIDERATION RECEIVED ($)
		NIL		

- Total issued and outstanding shares: 14,696,188.

Options: No incentive stock options were granted during the quarter in question. There are 1,100,000 Directors and Employees Incentive Stock Options as follows:

# OF SHARES	OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
830,000	**Directors**	$0.45	June 28, 2005
270,000	**Employees**	$0.45	June 28, 2005

Warrants: There are no warrants outstanding:

# OF SHARES	WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
	NIL		

Directors:	Michael A. Terrell	**Officers:**	Michael A. Terrell, President & C.E.O.
	D. Mark Eilers		Mary-Jane Hamula, Corporate Secretary
	Chris A. Bennett		

Non-Arms Length Transactions: The aggregate amount of expenditures made to parties not at arms length from the issuer during the quarter was NIL. Note however, management fees are paid to Bluestar Management Inc., a company controlled by Michael A. Terrell, in connection with its commitment to provide management services.

(SCHEDULE "C") **MANAGEMENT DISCUSSION AND ANALYSIS**
(As at May 24, 2002)

This management discussion and analysis covers the year ending January 31, 2002, as well as subsequent events up to the date this report is certified by the issuer.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. At the presently time, the company has three gold projects. The Uchi Lake project is located in northwestern Ontario in the Red Lake Mining District, and the other two projects are in the western region of Ghana, West Africa, and are referred to as the Hwini-Butre and the South Benso concessions.

The company has also acquired an oil and gas investment whereby St. Jude acquired a 50% interest in five sections (1,280 hectares) of petroleum and natural gas rights located near Cold Lake, Alberta.

The company has two non-resource investments which have the potential to enhance and preserve shareholder value. These investments include an option to acquire up to a 50.1% interest in MGB Plastics Inc. ("MGB"), and a 51% interest in a supply chain management company named, i to i logistics inc. ("i to i"). The details of these non-resource assets are outlined below. It should be noted that these non-resource investments do not amount to a major shift in the company's resource exploration focus, nor do they amount to a change in business.

FINANCIAL REVIEW
For the Fiscal Year Ending January 31, 2002

During the financial year ended January 31, 2002, the company realized consulting revenues in the amount of $115,432 (2001 - $nil), interest income in the amount of $187,256 (2001 - $526,049) and a foreign exchange gain in the amount of $271,686 (2001 - $282,689), for an aggregate of $574,374. However, during the financial year ended January 31, 2002 , the company also wrote down a loan receivable from MGB in the amount of $1,587,300, which when deducted from revenues of $574,374, resulted in other expenses in the amount of $1,012,926. This compares to income of $808,787 for the financial year ended January 31, 2001.

The principal reasons for the decrease in interest income from $526,049 to $187,256 during the year were prevailing interest rates being considerably lower and the company having less capital on which interest was earned. The increase in consulting revenue is primarily attributable to the company's share of the operations of i to i.

Expenses incurred during the financial year ended January 31, 2002, were $917,350, an increase of $140,879 over expenses of $776,471 incurred during the financial year ended January 31, 2001. The most significant component of the increased expenses was an increase of $193,230 in consulting fees, from $62,780 in the previous year to $256,018 in the year just ended. This increase is directly related to the operating activities of i to i, the expenses of which are reflected in the consolidated financial statements of the company. Management fees remained unchanged year over year, whereby the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. In addition, wages and employee benefits increased from $108,369 to $134,312. Salaried employees carry out the day-to-day operations at the company's head office in Delta, British Columbia, including reception, secretarial, investor relations and communication functions. Travel expenses increased from $37,852 to $58,504 (primarily due to the activities of i to i). Rent increased from $72,250 to $79,259. Office expenses, which include communication costs, delivery charges, office supplies and office equipment leases increased from $33,001 to $44,917. Professional fees increased from $31,648 to $40,098 and promotion and advertising increased from $6,030 to $15,059. However, the above increases were offset by a decrease in exploration expenses from $157,775 to $26,419.

The company recorded a net loss of $1,936,448 during the year ended January 31, 2002, compared to net income in the amount of $27,636 in the previous year. This resulted in a net loss of $0.132 per share, compared to net income of $0.0019 per share in the previous year.

During the 12 month period ended January 31, 2002, the company capitalized deferred exploration costs in the amount of $2,538,802, where $1,177,134 was spent on the Hwini-Butre project, $1,083,868 was spent on the South Benso project, and $277,800 on the Oil and Gas property. Please refer to the attached Schedule of Deferred Exploration Costs for a property-by-property breakdown.

The company is primarily in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all.

MATERIAL TRANSACTIONS

There were no material transactions which occurred during the three month period ended January 31, 2002.

PROJECT SUMMARIES

Uchi Lake Property: The Uchi Lake Property consists of 20 claims in the Red Lake Mining District of northwestern Ontario. The property is directly adjacent and south of the old Uchi Lake Gold Mine which produced approximately 110,000 oz. of gold in the early 1900's. To date, St. Jude carried geochemical surveys, geophysical surveys and trenching programs which lead the company to complete two drill programs on the Waco Vein system on the western portion of the property. Drilling to date has traced a high grade vein system which is averaging approximately 1.1 oz. au/ton across an average width of approximately four feet. This zone has been traced for a strike length of 300 feet and it remains open at depth and to the north. Although the company has not been active on the property for several years, the property remains in good standing and the company has assessment work credits to keep the property in good standing for at least 10 more years. The company is in the process of evaluating proposed work programs to properly evaluate the full potential of this property.

Hwini-Butre Concession, Ghana, West Africa: The company acquired the Hwini-Butre concession in early 1995. Pursuant to our property agreement, St. Jude has the right to earn up to a 65% interest in the property, through a combination of exploration expenditures and cash payments. St. Jude was required to spend US $1 million in exploration expenditures which has been completed. The company currently holds a 49% interest in the property and upon the payment of US $800,000, the company can increase its ownership to 65%. At that time, the Government of Ghana will have a 10% carried interest and our joint venture partner, Hwini-Butre Minerals Ltd., will hold a 24.5% participating interest. In the event that our joint venture partner elects not to participate in the development of the project, its interest will be reduced to a 12.5% carried interest - or at their option, to a 6% net profits interest.

The property straddles approximately 20 km. of the main Ashanti gold belt and hosts several highly prospective prospects. Geophysical and geochemical surveys have been carried out over the entire concession and a number of highly prospective targets have been identified. To date, the company has focused on the southern end of the concession. Several km. of trenching and over 1,000 pits have been excavated. To date, the company has completed approximately 25,000 meters of diamond drilling on the project and an economic grade zone of mineralization has been established over a strike length of approximately 1,000 meters, running from the Adoikrom deposit in the north, through the Father Brown zone to the Dabikrom shaft zone in the south. Furthermore, the extensive pitting in the southern sector has identified large areas of surface enrichment down to a depth of three to five meters. In addition to the main zone of mineralization, the company is optimistic that this surface enrichment has the potential to become an extremely low cost source of ore which can be processed quickly and profitably.

On January 18, 2002, the company released a preliminary resource estimate on the Hwini-Butre concession which was prepared by the Toronto based firm of Watts, Griffis, and McOuat Limited ("WGM"), consulting geologists and engineers. WGM is acting as St. Jude's independent qualified person (firm) as defined by the TSE/OSC Mining Standard Task Force and has been retained by St. Jude as an ongoing technical advisor on the project. WGM has confirmed that the classification of the mineral resources conforms with the definitions provided in National Instrument 43-101 and followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM Standards").

Resources have been estimated only at the Adoikrom, Father Brown and Dabokrom deposits. The study confirms that to date, these three deposits contain an Indicated Resource of 4.25 million tonnes grading 4.11 g/t Au, plus an Inferred Resource consisting of two components; an insitu resource of 1.72 million tonnes grading 3.01 g/t Au, and eluvial and reworked surface material totaling 5.66 million tonnes grading 1.14 g/t Au. The Indicated Resource contains 562,000 oz of gold and the Inferred Resource contains 374,000 oz of gold.

On March 27, 2002, the company reported drill results from 39 new drill holes on the Hwini-Butre concession. The drilling on the Adoikrom, Father Brown and Dabokrom deposits (the southern targets) was in-fill and/or step-out drilling based on recommendations from WGM. The purpose of the drilling at the southern targets was to upgrade the quality of some of the resources from the inferred to the measured and indicated category. The results reported were consistent with and/or better than previous results from the southern targets and these drill results will be plotted and interpreted in conjunction with previous results for the purpose of arriving at an updated resource estimate.

Included in the March 27th News Release were the results of five new drill holes at the Abada target, which were also considered to be encouraging. The results from the Abada target have yet to be considered as a resource and follow up drilling at this target is being contemplated at this time.

South Benso Concession, Ghana, West Africa: On October 18, 2000, the company announced that it had entered into an agreement with Fairstar Explorations Inc. to acquire an interest in Fairstar's South Benso concession located in Ghana, West Africa. The South Benso concession is located directly adjacent to and north of the company's Hwini-Butre concession. Pursuant to our original agreement with Fairstar, St. Jude could earn up to a 65% participating interest in the property by making an initial cash payment and conducting sufficient exploration work to take the property to feasibility. After feasibility, Fairstar would retain a 25% participating interest in the concession, and both St. Jude's and Fairstar's interest would be subject to a 7.5% net profits interest to the original Ghanaian concession holder. The Ghanaian Government will retain its customary 10% carried interest. The agreement with Fairstar also specifies that a joint venture will be established and St. Jude will be the operator of the project. As at the date of this discussion, St. Jude has made the initial cash payment of $30,000 US and has already commenced an exploration program which includes surface exploration and a combination of reverse circulation and diamond drilling.

On February 6, 2002, the company announced that the original agreement with Fairstar had been amended with respect to the South Benso concession in order to allow the original licensee to convert its 7.5% net profits interest ("NPI") to a 7.5% shareholding interest in the Ghanaian joint venture company. Accordingly, St. Jude now has the right to earn up to an unencumbered 60.125% interest in the South Benso property by advancing the project to the feasibility report stage, and the project is no longer subject to a 7.5% NPI. The company is presently working with Fairstar to finalize the transfer of the property to the new joint venture company.

The company also announced significant drill results from the first phase drill program on the South Benso property. The first drill program was focused on the Subriso East and Subriso West targets, and was designed to expand on the geochemical, geophysical, trench and drill data previously collected by Fairstar.

Subriso West Target

Hole #	Drill Type	Coordinate	Azi.	Dip	Interval (m)	Thickness (m)	g/t Au
SJB-1	R.C.*	803N/1217W	40	-45	71-80	9	3.70
SJB-2	R.C.	837N/1253W	40	-45	24-26	2	1.92
"	R.C.				38-42	4	1.14
"	D.D.**				71-76	5	1.68
"	D.D.				87-94	7	1.55
SJB-3	D.D.	771N/1179W	40	-45	62-65	3	2.43
"	D.D.				76-85	9	2.77
SJB-7	R.C.	744N/1142W	40	-45	23-37	14	10.29
"	R.C.				44-49	5	3.37
SJB-8	D.D.	698N/1122W	40	-45	27-35	8	4.90
SJB-12	R.C.	829N/1194W	40	-45	0-4	4	4.06
"	R.C.				31-67	36	7.16
SJB-13	R.C.	862N/1229W	40	-45	0-3	3	8.95
"	R.C.				24-34	10	2.09
"	R.C.				44-48	4	1.80
"	R.C.				74-79	5	10.83
SJB-14	R.C.	796N/1155W	40	-45	4-36	32	7.48
SJB-15	D.D.	829N/1190W	40	-45	26-57	31	4.53

SJB-16	D.D.	865N/1152W	220	-65	42-61	19	5.51
"	D.D.				70-73	3	6.03
SJB-17	D.D.	803N/1215W	40	-45	69-85	16	1.49
"	D.D.				96-104	8	2.48
SJB-18	D.D.	780N/1100W	220	-45	21-40	19	2.78

* Reverse Circulation ** Diamond Drill Azi = Azimuth

Geological data from the Subriso West target indicates the presence of a mineralized body striking approximately N-W with a near vertical dip ranging from 80 degrees west to 80 degrees east.

Subriso East Target

Hole #	Drill Type	Coordinate	Azi.	Dip	Interval (m)	Thickness (m)	g/t Au
SJB-5	RC / D.D.	1159N/511E	90	-45	80-87	7	1.35
"	D.D.				94-105	11	2.13
SJB-6	D.D.	1279N/552E	90	-45	55-64	9	15.96
SJB-11	R.C.	1333N/527E	90	-45	59-76	17	2.94

* Reverse Circulation ** Diamond Drill Azi = Azimuth

On March 6, 2002, the company announced results from the second phase of drilling on the South Benso project. At that time, it was explained that the Subriso East target consists of a series of hills that generally extend in a N-S direction. Exploration at Subriso East has been focused on two areas that are referred to as Hill B and Hill C. Most of the drill results reported at that time were from Hill B, however, drill holes SJB-20, 21 and 22 are from Hill C, which is south of Hill B. Drill holes SJB-19, 29, 30 and 31 were exploratory holes and outside of the Hill B and Hill C zones.

Subriso East Target

Hole #	Dip	Coordinates	From - To	Interval	g/t Au
HILL "B"					
** SJB-23	-45E	1254N, 550E	54-66	12m	3.15
** SJB-24	-45E	1281N, 527E	63-67	4m	1.37
"			78-87	9m	11.41
** SJB-25	-45E	1305N, 548E	10-14	4m	3.48
"			44-47	3m	5.56
"			54-63	9m	11.84
** SJB-26	-45E	1230N, 548E	56-69	13m	2.13
** SJB-27	-45E	1184N, 514E	79-82	3m	1.10
"			89-99	10m	2.28
** SJB-28	-45E	1208N, 516E	83-96	13m	1.80
** SJB-32	-45E	1307N, 513E	72-79	7m	8.03
"			87-95	8m	3.66
** SJB-33	-45E	1335N, 489E	91-111	20m	2.62
** SJB-34	-45E	1284N, 527E	42-53	11m	1.51
"			58-72	14m	3.70
** SJB-35	-45E	1283N, 490E	92-100	8m	3.59
"			107-114	7m	3.43
** SJB-36	-45E	1099N, 512E	100-101	1m	5.26
"			109-111	2m	1.32
** SJB-37	-45E	1406N, 527E	47-49	2m	1.14
"			54-63	9m	1.47
HILL "C"					
* SJB-20	-45E	195N, 282E	35-45	10m	2.89
"			50-51	1m	6.59
* SJB-21	-45E	301N, 317E	35-38	3m	14.26
"			73-76	3m	3.13
* SJB-22	-45E	94N, 314E	49-58	9m	2.37
EXPLORATORY HOLES					
* SJB-19	-45E	700N, 228E	0-13	13m	1.33
* SJB-29	-45E	707N, 180E	74-75	1m	2.33

* SJB-30	-45E	354N, 352E	31-32	1m	2.97
"			49-53	4m	1.64
"			61-62	1m	7.34
* SJB-31	-75E	189S, 199E	14-15	1m	15.95

* Reverse Circulation ** Diamond Drill Azi = Azimuth

Encouraged by the significant drill intersections encountered from the first two phases of drilling at the South Benso project, the company has recently started a new drill program of in-fill and step-out drilling on both the Subriso East and Subriso West targets. Geochemical soil sampling and follow up trenching is also continuing with a view to establishing new exploration targets on this project.

Oil and Gas: On November 20, 2001, St. Jude Resources acquired a 50% interest in five sections (1,280 hectares) of petroleum and natural gas rights. The property was purchased through a crown land sale and is located near Cold Lake, Alberta, an area that is prone to shallow natural gas accumulations and heavy oil. This property was acquired to pursue a number of shallow natural gas drilling targets, which have already been identified through preliminary data evaluation. Additional seismic data may be purchased and drilling of the first wells is expected to commence in the first quarter of next year.

St. Jude's 50% partner in the project is Markedon Energy Ltd. of Calgary, with whom we have entered into a joint operating agreement. Mr. Mark Eilers, who is a director and officer of Markedon Energy, is also a director of St. Jude Resources. Pursuant to the agreement, Markedon will be the operator and will oversee the exploration, drilling and ultimately, the production of any wells drilled within the jointly held lands. St. Jude's and Markedon's interests in the petroleum and natural gas rights in these five sections are subject to the standard Alberta crown royalty together with a sliding scale royalty to 935501 Alberta Ltd. This sliding scale royalty ranges between 5% and 15% before payout, and converts to a working interest between 11.6 and 35% after payout, calculated on average production volumes during payout.

St. Jude's investment in the five sections to date, is approximately CDN $278,000 and it is anticipated that the cost of drilling, completing and tying in gas wells in this area will be under $230,000 per well. St. Jude will be responsible for 50% of these costs. Preliminary estimates suggest that the lands in question host between three and five prospective drill targets.

MGB Plastics Inc.: The company originally entered into a Memorandum of Understanding with MGB, whereby St. Jude could acquire up to a 50.1% interest in MGB by investing up to US $4 million on a staged acquisition basis. To date, the funds invested in MGB are in the form of a demand loan, which is convertable into shares of MGB. As at January 31, 2002, had advanced US$2,091,046, which is recorded on the company's financial statements as a loan receivable in the amount of CDN$1,588,511, which reflects a write-down of CDN $1,587,300 of this receivable.

On February 12, 2002, the company announced that it had acquired from Abbey Holdings Inc., (the sole shareholder of MGB), for a purchase price of US$500,000.00, the right to acquire up to a 50.1% interest in MGB directly from Abbey Holdings. It is the company's intention to take steps to spin off its investment in MGB into a stand alone corporate entity, which in the future, can self finance with minimum involvement by St. Jude.

i to i logistics inc.: St. Jude has a 51% interest in i to i. The President of i to i is Mr. Michael Docherty of Michael Docherty & Associates ("MDA"). i to i was established on November 15, 2000, and since that time, i to i has made significant progress in establishing itself as an outsource logistics company, which will provide both internet based and traditional supply chain management services. To date, the company has focused on securing several forth party logistic consulting contracts which are forming a good solid client base for the company. At the same time, i to i is also working to develop leads for third party logistic opportunities where i to i can establish gain sharing, joint venture opportunities with clients who are interested in outsourcing certain aspects of their supply chain logistics. The company is pleased to report that during year ended January 31, 2002, the consulting operations of i to i logistics inc. had generated operating income in the amount of $115,432. Shareholders and other interested parties are encouraged to visit i to i's website at http://www.itoilogistics.com.

GENERAL / OTHER

Material Differences in Actual Use of Proceeds: There has been no material difference in the actual use of proceeds from any previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations Activities: During the period in question, and to the date of this report, the company did not engage outside parties for investor relations. Investor relations functions were accomplished through personnel whose duties include dissemination of news releases, investor communications, and general day-to-day operations of this department.

Subsequent Material Transactions: Subsequent to January 31, 2002, all previous directors and employee options exercisable at $0.45 per share were cancelled, and on February 12, 2002, new options were granted to directors and employees at $0.21 per share (880,000 directors / 580,000 employees), all expiring February 12, 2007. The company also announced a private placement of 3,100,000 units at $0.21 cents per unit; each unit consists of 1 share, and a two-year non-transferrable share purchase warrant, exercisable for 1 additional share, in the first and second years at $0.28 cents.

Legal Proceedings, Liquidity and Solvency: At this time, no legal proceedings by/or affecting the company have been commenced. As of January 31, 2002, the company had approximately $2.8 million in its treasury. The company is in good standing with respect to all outstanding debts or contractual obligations and has sufficient capital on hand to meet its ongoing obligations as they become due for the foreseeable future.

Transfer Agent: CIBC Mellon Trust Company

Trading Symbol: SJD - Canadian Venture Exchange CDNX

SEC Exemption under Rule 12g3-2(b): No. 82 - 4014

Please direct all inquires to:

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel : (604) 940 - 6565
Fax: (604) 940 - 6566

ST. JUDE RESOURCES LTD.

Schedule of Deferred Exploration Costs (Note 3)

For the Year Ending January 31, 2002

Uchi Lake Property, Ontario

	Acquisition Costs to Date	Year End January 31, 2000	Year End January 31, 2001	Year End January 31, 2002
Balance beginning of period		386,906	386,906.00	397,748.18
Acquisition costs	12,000.00	-	-	-
Consulting / personnel		-	10,842.18	-
Consumable field equipment		-	-	-
Drilling		-	-	-
Support services		-	-	-
Line cutting & clearing		-	-	-
Trenching & pitting		-	-	-
Geological mapping		-	-	-
Geophysical surveys		-	-	-
Geochemical surveys		-	-	-
Total for period		-	-	
Written off		-	-	-
Balance end of period		386,906.00	397,748.18	397,748.18
Total to date, Uchi Lake				397,748.18

Hwini-Butre Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2000	Year End January 31, 2001	Year End January 31, 2002
Balance beginning of period		7,024,094.83	9,874,824.52	10,292,678.94
Acquisition costs	-	-	-	-
Consulting / personnel		706,804.75	303,629.53	283,451.86
Consumable field equipment		-	-	-
Drilling		1,527,980.99	5,040.75	464,479.37
Support services		373,857.06	108,578.96	324,966.15
Line cutting & clearing		118,784.41	605.18	72,839.37
Trenching & pitting		123,302.48	-	31,397.39
Geological mapping		-	-	-
Geophysical surveys		-	-	-
Geochemical surveys		-	-	-
Total for period		2,850,729.69	417,854.42	1,177,134.14
Written off		-	-	-
Balance end of period		9,874,824.52	10,292,678.94	11,469,813.08
Total to date, Hwini-Butre				11,469,813.08

South Benso Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2000	Year End January 31, 2001	Year End January 31, 2002
Balance beginning of period		-	-	373,891.50
Acquisition costs	45,600.00	-	45,600.00	-
Consulting / personnel		-	68,490.00	170,483.75
Consumable field equipment		-	246.10	8,730.17
Drilling		-	159,096.48	512,718.59
Support services		-	71,061.08	292,403.39
Line cutting & clearing		-	4,538.82	33,032.36
Trenching & pitting		-	24,859.02	66,500.67
Geological mapping		-	-	-
Geophysical surveys		-	-	-
Geochemical surveys		-	-	-
Total for period		-	373,891.50	1,083,868.93
Written off		-	-	-
Balance end of period		-	373,891.50	1,457,760.43
Total to date, South Benso				1,457,760.43

Total Mineral Properties	13,325,321.69

Petroleum and Natural Gas, Alberta

	Acquisition Costs to Date	Year End January 31, 2000	Year End January 31, 2001	Year End January 31, 2002
Balance beginning of period		-	-	-
Acquisition costs	277,800.00	-	-	277,800.00
Total for period		-	-	277,800.00
Written off		-	-	-
Balance end of period		-	-	277,800.00
Total to date, Oil and Gas				277,800.00

Total Oil and Gas Property	277,800.00

Mineral Properties	13,325,321.69
Oil and Gas Property	277,800.00
Total Overall	13,603,121.69